OTHER INFORMATION

Exhibit 7

Unaudited computation of ratio of earnings to fixed charges(1)

Six months ended 30 September 2011 £m

Financing costs per IFRS consolidated income statement	1,053
One-third of rental expense	294
Interest capitalised	4
Fixed charges(2)	1,351

Profit before taxation	8,011
Share of result in associates	(2,521)
Fixed charges	1,351
Dividends received from associates	733
Preference dividend requirements of a consolidated subsidiary	(26)
Interest capitalised	(4)
Earnings	7,544

Ratio of earnings to fixed charges	5.6

Notes:
(1)	All of the financial information presented in this exhibit is unaudited.
(2)

Fixed charges include (1) interest expensed; (2) amortised premiums, discounts and capitalised expenses related to indebtedness; (3) an estimate of the interest within rental expense; and (4) preference security dividend requirements of a consolidated subsidiary. These include the financing costs of subsidiaries and joint ventures.